599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

August 19, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Bonnie Baynes, Sharon Blume, Jessica Livingston & J. Nolan McWilliams

Re:	Worldwide Webb Acquisition Company (the “Company”) Draft Registration Statement on Form S-1

Submitted May 13, 2021

CIK No. 0001853044

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 25, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the draft Registration Statement on Form S-1 confidentially submitted by the Company on May 13, 2021 (the “Draft Registration Statement”).

This letter is being submitted together with the Company’s filing of its revised draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects revisions to the Draft Registration Statement to, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Registration Statement.

Amended Draft Registration Statement submitted May 13, 2021

Notes to Financial Statements

Note 8. Subsequent Events, page F-16

1. Please revise to indicate that you evaluated subsequent events and transactions that occurred after the balance sheet date up to May 13, 2021, consistent with your updated auditor's report.

Response: Note 8—Subsequent Events, on page F-16 of the Amended Draft Registration Statement has been revised to state that the Company evaluated subsequent events and transactions that occurred after the balance sheet date up to August 19, 2021, the date that the financial statements were available to be issued.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 848-4000 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Ilir Mujalovic
Ilir Mujalovic

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